

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 18, 2023

Ivonne Windmuller Palacio
Chief Financial Officer
Almacenes Exito S.A.
Carrera 48 No. 32B Sur - 139
Avenida Las Vegas
Envigado, Colombia

> **Re: Almacenes Exito S.A.**
> **Registration Statement on Form 20-F**
> **Filed July 3, 2023**
> **File No. 001-41736**

Dear Ivonne Windmuller Palacio:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 20-F filed July 3, 2023

D. Risk Factors, page 9

1.   We note your disclosure on page 161 that the deposit agreement contains a jury trial waiver that is applicable to any claim under the U.S. federal securities laws, and that ADR holders and beneficial owners of ADSs are limited to bringing claims, including claims under the Securities Act in the United States District Court for the Southern District of New York except for certain subject matter and savings clause carveouts. Please disclose whether the exclusive forum provision applies to claims arising under the Exchange Act. Include a risk factor that highlights the risks associated with these provisions and other impacts on ADR holders, which may include increased costs to bring a claim and that these provisions may discourage claims or limit the ability to bring a claim in a judicial forum that they find favorable. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits

brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Address in your risk factor that there is uncertainty as to whether a court would enforce such provision.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Karen Katri